To My Fellow Nymex Shareholders:

Two down, two to go, and an opportunity to have an impact in a full board election!

Side by side trading and a technology partner are in the bag.

What remains? An outside CEO and a deal with ICE.

It cost a lot to get to this point: tens of millions wasted on technology; tens of millions wasted on a London initiative; hundreds of millions given away to a private equity investor; billions forgone by rejecting opportunities to buy the IPE and then ICE when they wanted to be acquired.

That’s more than any shareholder in any company should have to pay its management for results.

Most of this is attributable to things like cronyism, uncontested elections, and favorable insider deals.

That disappoints me. Naively, I believed that NYMEX could be different from the rest of the corporate world.

It isn’t.

Powerful insiders will still have final authority and take their pound of flesh -- or 10%.

I am disappointed too that we can’t all work together as a community. We used to. In the ‘80s, FCMs, oil, floor, lessees, staff -- we all cooperated. We pooled minds and resources and built the foundation that supports this amazing exchange.

It’s a different world now -- short term money, profits, and self-interest reign supreme.

Remember, as a public company, NYMEX members won’t have the influence they used to. So how can we protect our future?

With an independent, forward thinking, astute Board of Directors.

The Street will demand one after an IPO. They will welcome one before an IPO -- and give us a higher valuation.

Once again, strangely, there are no choices for Chairman or Vice Chairman.

As for the rest, I endorse the following men most of whom are on the ReNEW NYMEX slate. They are all principled and ethical, fiercely independent, long term thinkers, and aware that their responsibilities to shareholders come before their own interests.

Dan Dicker – Local
Jimmy Sims – At Large
Steven Winter – FCM
David Stern – Equity
Ted Andreasian – Equity
Arnold Staloff – Public
Mike Epstein – Public
Napier Collyns – Public
William Nugent – At Large

I am also endorsing David Blumenthal for the Trade category though he is not affiliated with the slate.

Best regards,

Michel Marks
816 Partners, LLC